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		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

			    -----------------------


				   FORM 11-K


		 /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		    OF THE SECURITIES EXCHANGE ACT OF 1934

		 For the fiscal year ended December 31, 2001

				     OR

      / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			     EXCHANGE ACT OF 1934

		For the transition period from ______ to ______

			  Commission File No. 0-05544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	   THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			  Ohio Casualty Corporation
			      9450 Seward Road
			    Fairfield, OH  45014



				Page 1 of 14
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			      REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibit is being filed herewith:

Exhibit No.     Description
----------      -----------

   23           Independent Accountant's Consent





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				 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
Committee




June 28, 2002                               /s/ Howard L. Sloneker III
					    ---------------------------------
					    Howard L. Sloneker III
					    Senior Vice President



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				 APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2001 AND 2000, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 AND INDEPENDENT ACCOUNTANT'S REPORT.




				     4

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		   THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

			       TABLE OF CONTENTS


-----------------------------------------------------------------------------

								       Pages
								       -----

Report of Independent Auditors........................................    6

Financial Statements:

     Statements of Net Assets Available for Benefits
	  as of December 31, 2001 and 2000............................    7

     Statement of Changes in Net Assets Available for
	  Benefits for the year ended December 31, 2001...............    8

Notes to the Financial Statements..................................... 9-12

Supplement Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)...   13

Consent of Independent Auditors.......................................   14



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


		       Report of Independent Auditors


We have audited the accompanying statement of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan ("the Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 31, 2000, were audited by other auditors whose report dated June 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
June 21, 2002


	 The Ohio Casualty Insurance Company Employee Savings Plan
	      Statements of Net Assets Available For Benefits


						 December 31,
					     2001             2000
					------------     ------------
Assets

Investments                             $130,282,502     $ 53,828,845

Accrued interest                               3,408          136,014

Receivable from sale of securities                 -       58,661,471
					------------     ------------

Net assets available for benefits       $130,285,910     $112,626,330
					============     ============




			   See accompanying notes


	The Ohio Casualty Insurance Company Employee Savings Plan
	Statement of Changes in Net Assets Available for Benefits
		       Year Ended December 31, 2001



Additions
Investment income:
    Net appreciation in fair value of investme                $ 11,205,570
    Interest and dividends                                       2,862,722
							      ------------
								14,068,292
Contributions:
    Participants                                                 8,254,511
    Employer                                                     2,812,911
							      ------------
								11,067,422
							      ------------

Total additions                                                 25,135,714


Deductions

Benefits paid directly to participants                           7,468,507
Administrative expenses                                              7,627
							      ------------
								 7,476,134
							      ------------

Net increase                                                    17,659,580


Net assets available for benefits:
     Beginning of year                                         112,626,330
							      ------------

     End of year                                              $130,285,910
							      ============


			   See accompanying notes

	  The Ohio Casualty Insurance Company Employee Savings Plan
			Notes To Financial Statements
			      December 31, 2001

1.  Accounting Policies:
    -------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Ohio Casualty Employee Savings Plan (the Plan) at year-end.

	Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the plan year.

	The fair value of the participation units owned by the Plan in common trust funds, are based on quoted redemption values on the last business day of the plan year.

    B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    C.  Purchases and sales of securities are recorded on a trade-date basis.

    D. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    E. Contributions from participants and the Company are recorded in the month the Company makes payroll deductions from Plan participants.

    F.  Benefits are recorded by the Trustee when paid.

    G. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan:
    -------------------

    The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Employee Benefits Manual for a complete description of the Plan.

    A.  General:

	The Plan, which is subject to provisions of the Employees Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all employees of the Company who have elected to participate.

	  The Ohio Casualty Insurance Company Employee Savings Plan
		    Notes To Financial Statements, Continued
			      December 31, 2001


2.  Description of Plan, Continued:
    ------------------------------

    B. Effective January 1, 2001, Fidelity Investments became the recordkeeper and trustee for the Employee Savings Plan. All of the investment options, with the exception of the Interest Income Fund and the Ohio Casualty Stock Fund, were sold and reinvested on January 2, 2001 in comparable funds offered by Fidelity Investments. The T. Rowe Price Small Cap Core Equity Fund Plan assets were transferred to the T. Rowe Price Small Cap Value Fund; the Vanguard Institutional Index Fund Plan assets were transferred to the Fidelity US Equity Index Pool Fund; ICAP FDS Equity Fund Plan assets were transferred to the Fidelity Equity Income Fund; Vanguard Balanced Index Fund Plan assets were transferred to the Fidelity Balanced Fund; and CT&T FDS Montag & Caldwell Growth Fund Plan assets were transferred to the Fidelity Blue Chip Fund.

    C. Participants of the Plan must be at least 18 years of age to be eligible.

    D. Participants direct the investment of their contributions into the fund options available. Participants may contribute between 1-22% of eligible compensation to the Plan on a before and/or after-tax basis. The Company matches 50% of the first 6% of eligible compensation contributed to the Plan. Employer contributions are directed to the Ohio Casualty Stock Fund. The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan (ESOP). Eligible Plan participants can diversify a portion of these contributions after meeting the Plan's eligibility requirements (age 55 and 10 years of Plan participation). Participants are 100% vested in the value of their contributions and their investment earnings, as well as 100% vested in the value of the Company contributions and their investment earnings.

    E. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participant's account balances, as defined by the Plan. The participant is entitled to his fully vested account balance.

    F. Certain costs of administering the Plan are paid by the Company. These costs totaled $70,464 and $263,622 for the years ended December 31, 2001 and 2000.

    G. Benefits are payable to participants upon termination of employment, retirement, disability retirement, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

	  The Ohio Casualty Insurance Company Employee Savings Plan
		    Notes To Financial Statements, Continued
			      December 31, 2001


3.  Plan Termination:
    ----------------

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

    In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

4.  Tax Status:
    ----------

    The Plan has received a determination letter from the Internal Revenue Service dated December 16, 1998, stating that the Plan is qualified under
    Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Investments:
    -----------

    The following investments represent 5% or more of the Plan's net assets:


							    Fair Value
						 -----------------------------
						   December 31,   December 31,
						       2001           2000
						 -----------------------------
Common Stock
------------
    Ohio Casualty Corporation (a)                   $37,897,171    $25,690,390

Common/Collective Trust
-----------------------
    LaSalle National Trust, N.A.                              -     25,777,337

Mutual Funds
------------
    T. Rowe Price Small Cap Fund                      9,759,084      7,251,784

    Fidelity Equity Income Fund                       8,520,459              -

    Fidelity Balance Fund                            11,920,290              -

    Fidelity Blue Chip Fund                           9,630,688              -

    Fidelity Managed Income Portfolio II             26,191,621              -

    Fidelity US Equity Index Pool                    18,461,647              -


(a) Nonparticipant-directed investments totaled $36,967,782 and $22,727,942 as of December 31, 2001 and 2000,
respectively.

	  The Ohio Casualty Insurance Company Employee Savings Plan
		    Notes To Financial Statements, Continued
			      December 31, 2001


6.  Nonparticipant-Directed Investments:
    -----------------------------------

    Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

						       December 31,
						   2001           2000
						   ----           ----
      Investments, at fair value:
	Ohio Casualty Stock Fund               $36,967,782    $22,727,942
					       ===========    ===========

							  Year ended
						       December 31, 2001
						       -----------------
      Change in net assets:
	 Contributions                                    $ 2,812,911
	 Interest and dividends                                 2,185
	 Net appreciation in fair value of investments     13,477,460
	 Interfund transfers under ESOP plan                  (20,522)
	 Benefits paid directly to participants            (2,032,194)
							  ------------
							  $14,239,840


7.  Loans Receivable - Participants:
    -------------------------------
    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lessor of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve (12) months, the total value of the participant's before-tax and after-tax accounts, or 50% of the vested value of the participant's accounts. Interest is charged at Chase Manhattan Bank's prime commercial rate plus 1%. Repayment of loans are arranged through payroll deductions which may be specified up to 130 biweekly payments (five years) or 390 biweekly payments (15 years) for a home loan. At December 31, 2001 there were 604 individual loans outstanding, maturing between January 2002 through December 2006, with interest rates ranging from 6.00% to 10.00%.


The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)



		 INVESTMENTS                  UNITS/SHARE       COST        FAIR VALUE
-----------------------------------------     -----------     --------    --------------
Cash and Cash Equivalents:
    Interest-bearing cash                          22,349   $ 1,930,469   $  1,930,469
Common Stock:
Ohio Casualty Corporation                         438,726    29,474,970     37,897,171
Mutual Funds:
    Franklin Small Cap Growth                      27,860                      868,412
    T. Rowe Price Small Cap                       430,674                    9,759,084
    Fidelity Equity Income                        174,707                    8,520,459
    Fidelity Balanced                             800,020                   11,920,290
    Fidelity Blue Chip                            224,282                    9,630,688
    Fidelity Diversified Intl                      19,791                      377,612
    Fidelity Freedom Income                        17,764                      194,163
    Fidelity Freedom 2000                          11,778                      135,688
    Fidelity Freedom 2010                          44,302                      558,649
    Fidelity Freedom 2020                          46,575                      585,908
    Fidelity Freedom 2030                          28,014                      351,856
    Fidelity Freedom 2040                           9,433                       69,713
Common/Collective Trusts:
    Fidelity Managed Income Portfolio II       26,191,621                   26,191,621
    Fidelity US Equity Index Pool                 547,012                   18,461,647
Loans:
    Loans To Participants, with interest rates
    ranging from 6.00% to 10.00% and maturity
    dates of 2001 through 2006                                               2,829,072
							    --------------------------
TOTAL INVESTMENTS                                           $31,405,439   $130,282,502
							    ==========================

								   Exhibit 23


		      CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-69895 and 333-87413) pertaining to the Employees' Savings Plan of Ohio Casualty Corporation of our report dated June 21, 2002, with respect to the financial statements and schedules of the Ohio Casualty Corporation Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.





/s/ Ernst and Young LLP

Ernst and Young LLP
Cincinnati, Ohio

June 26, 2002


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